STATEMENT OF FINANCIAL CONDITION

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradition Securities and Derivatives Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip- 28th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Ricciardi (212) 791-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradition Securities and Derivatives Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judith Ricciardi
Signature

Financial & Operations Principal
Title

L. Fayman
Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 7, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2020

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: (212)-773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Tradition Securities and Derivatives, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradition Securities and Derivatives, Inc. (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

March 12, 2021

A member firm of Ernst & Young Global Limited

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2020

Assets

Cash, including $125,000 of cash pledged for an affiliate	$ 27,957,863
Deposits at clearing broker and clearing organizations	13,971,364
Commissions receivable, net of allowance of $65,953	9,825,839
Receivables from brokers, dealers, and clearing organizations	3,791,805
Due from affiliates	1,146,389
Other assets	1,469,414
Total assets	$ 58,162,674

Liabilities and stockholder's equity

Liabilities:

Due to Parent	$ 5,091,951
Payables to brokers, dealers and clearing organizations	3,647,619
Accounts payable and accrued expenses	2,455,521
Due to affiliates	211,522
Deferred tax liabilities	32,117
Total liabilities	11,438,730

Stockholder's equity:

Common stock, $.01 par value; 1,000 shares authorized;

100 shares issued, and outstanding	1
Additional paid-in capital	11,254,999
Retained earnings	35,468,944
Total stockholder's equity	46,723,944
Total liabilities and stockholder's equity	$58,162,674

The accompanying notes are an integral part of the statement of financial condition

Notes to Statement of Financial Condition

December 31, 2020

1. Organization and Description of Business

Tradition Securities and Derivatives, Inc. (TSD or the Company), is a Delaware corporation and a wholly owned subsidiary of Tradition America Holdings, Inc. (TAH or the Parent), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. TSD is registered as a broker-dealer with the Securities and Exchange Commission (SEC) under Section 15(b) of the Securities Exchange Act of 1934 and as an introducing broker with the Commodity Futures Trading Commission (CFTC). TSD is a member of the New York Stock Exchange, Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). FINRA is the firm's designated self-regulatory organization.

TSD is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, and municipal bonds. The Company is also a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options. TSD self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, and the Fixed Income Clearing Corporation. Cash equity and other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the Clearing Broker). The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. All other trades are conducted, as agent, on a give-up basis.

The Company has accounts with Mizuho Securities, Inc.; SG Americas Securities LLC and ADM Investor Services, Inc. to clear and execute various futures and commodity transactions.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

2. Significant Accounting Policies

Basis of Accounting (continued)

The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under US GAAP, which became effective January 1, 2020.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on a trade date basis. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. The allowance for credit losses from commissions receivable represent the portion of amortized cost basis we do not expect to collect over the asset's contractual life, considering past events, current conditions, as well as reasonable and supportable forecasts of future economic conditions. As the receivables are generally short-term in nature, forecasts of future economic conditions do not materially affect the allowance. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

2. Significant Accounting Policies (continued)

Commissions Receivable (continued)

Certain receivables are factored monthly on a non-recourse basis to the Parent.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition

Fair Value Measurements

ASC 820, *Fair Value Measurements* (ASC 820), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. The Company did not have any items measured at fair value at December 31, 2020.

2. Significant Accounting Policies (continued)

Goodwill

ASC 350-20 *Goodwill* (ASC 350-20) requires management to perform an annual test for impairment. Under this guidance, the Company first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test is performed.

The Company has performed its annual assessment of goodwill as of December 31, 2020, in accordance with the requirements of ASC 350-20 and did not note any factors requiring an adjustment. Goodwill is included in other assets on the Statement of Financial Condition.

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. No conditions existed that would raise substantial doubt about a Company's ability to continue as a going concern at the date of the statement of financial condition was available for issuance.

Segment reporting

The Company operates as one reportable operating segment which provides brokerage services, as further described in the statement of financial condition

Financial Instruments- Credit Losses

The Company adopted ASC 326, Financial Instruments-Credit Losses ("ASC 326"), effective January 1, 2020. ASC 326 is applicable to financial instruments at amortized cost, including short-term financial instruments. ASC 326 is an expected credit loss accounting basis, requiring consideration of a broader range of information to estimate expected credit losses over the lifetime of the asset. The adoption of ASC 326 did not have a material impact on the statement of financial condition . The Company's own credit loss experience is infrequent given its institutional customer base. The allowance for credit losses was $65,953 at December 31, 2020.

3. Related Party Transactions

The Parent absorbs substantially all operating costs of the Company, including compensation and benefits, business development, communications, general and administrative expenses, and global management fees assessed by the Company's ultimate parent, CFT, and in return charges the Company a management fee based on actual and allocated expenses.

The Parent pays all execution costs on behalf of and charges the Company based on actual costs incurred. On April 1, 2016, the Company entered into a "Sales and Servicing Agreement" with the Parent. Under this arrangement, commissions receivable outstanding for certain products at each month end are factored to the Parent on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables. For the year ended December 31, 2020, the Company sold approximately $69.9 million of receivables to the Parent.

Included in due from affiliates on the Statement are amounts billed by TFS Derivatives Ltd. to certain customers on the Company's behalf.

As part of a global foreign currency trading ("FX") venture within Tradition, TFS Derivatives Ltd. bills certain FX customers on the Company's behalf. TFS Derivatives Ltd. also has a margin share arrangement with the Company to help offset costs incurred by the Company in connection with this global venture.

TFS Derivatives Ltd. Amsterdam executes and bills revenue from certain commodity future trades on the Company's behalf.

Tradition Securities & Futures Paris bills certain customers on the Company's behalf.

CFT charged the Company royalty fees generally equivalent to a percentage of total revenues (as defined under a Trademark License Agreement) adjusted for discretionary promotions granted by CFT, for the use of its registered trademark.

The Company is a broker firm participant of Tradition SEF, Inc. (Tradition SEF), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all trades facilitated by the Company as required by the CFTC. Included in due to affiliates on the Statement of Financial Condition at December 31, 2020 is $58,751 in connection with this arrangement. Tradition SEF requires all Tradition Group broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

3. Related Party Transactions (continued)

interest bearing. Included in due from affiliates on the Statement of Financial condition at December 31, 2020 is $575,000 in connection with this arrangement.

The Company has an agreement with certain international affiliates under which the Company bills commissions for executing trades on behalf of the affiliates. The affiliate pays floor brokerage fees, as well as any exchange or clearing house fees, incurred for all transactions executed under this agreement. The Company also performs clearing services to this affiliate as well as another affiliate in accordance with the clearing agreements. In relation to these services, the Company has elected to compute a reserve requirement for the benefit of these affiliates. The calculation is completed in order for these affiliates to classify their receivables from the Company as allowable assets in the affiliates' net capital calculation. The Company maintains a separate reserve bank account for these amounts. At December 31, 2020, there was no required reserve as the Company had a net receivable from these affiliates of $12,706. This amount is included in due from affiliates on the Statement of Financial Condition. At December 31, 2020, the Company held $125,000 in the reserve account.

The Company has an agreement with an affiliate under which the affiliate refers clients to the Company for a transaction based fee.

At December 31, 2020, $2,350 is included in due to affiliates on the Statement of Financial Condition in connection with this agreement.

Included in due from affiliates on the Statement of Financial Condition are commissions paid by customers to affiliates on behalf of the Company. The amounts are immaterial to the financial position of the Company and are included in the due from affiliates on the Statement of Financial Condition. The amounts due are non-interest bearing and payable on demand.

Included in due to affiliates on the Statement of Financial Condition are commissions paid by customers to the Company on behalf of affiliates. The amounts are immaterial to the financial position of the Company and are included in the due to affiliates on the Statement of Financial Condition. The amounts due are non-interest bearing and payable on demand.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

3. Related Party Transactions (continued)

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. Related party balances related to the arrangements above included on the Statement of Financial Condition at December 31, 2020, are summarized as follows:

Category	Due from affiliates	Due to affiliates	Due to Parent
Tradition America Holdings, Inc.	$ -	$ -	$ 5,091,951
TFS Dubai	26,687	-	-
TFSD Ltd. Amsterdam	332,292		
Tradition SEF	575,000	58,751	-
TFS Energy Futures LLC.		30,599	-
TFS Derivatives Ltd.	156,665	-	-
CFT Royalties		116,347	-
Other Affiliates	55,745	5,825	-
Total	**$ 1,146,389**	**$ 211,522**	**$ 5,091,951**

For the year ended December 31, 2020, the Company did not have any subordinated debt.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2020, the Company had cash deposits in relation to daily settlement requirements of approximately $14 million, including accrued interest with the Clearing Broker and clearing organizations. Included in this amount is a restricted balance of $288,750, related to deposits at clearing brokers to enable the Company to conduct security futures business, to clear, execute and perform other services relating to transactions in commodities and commodity futures and to execute single stock futures and bi-lateral exchange of future physical trades. This amount is included in deposits at clearing broker and clearing organizations on the Statement of Financial Condition.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2020, are comprised of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 3,453,026	$ 3,436,734
Receivables from/payables to clearing organizations	338,779	210,885
Total	$ 3,791,805	$ 3,647,619

6. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by the Parent. The Company calculates its income tax expense as though it files a separate company tax return. The Company has a tax sharing agreement with the Parent where all current and deferred income tax expense related to the Company is paid to the Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the deferred tax assets of $70,188 at December 31, 2020, is primarily attributed to accrued expenses and allowance for bad debt, which is netted and presented in deferred tax liabilities on the Statement of Financial Condition. Deferred tax assets at December 31, 2020, are reflected without reduction for a valuation allowance. A deferred tax liability of $102,305 at December 31, 2020, is primarily attributed to a goodwill cumulative book to tax difference. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate primarily relate to state and local taxes.

The Company is required to make its evaluation of tax positions taken or expected to be taken in order to determine whether the tax positions are more-likely-than-not of being sustained in the event of an examination by the applicable tax authority. Uncertain tax positions not deemed to meet a more-likely–than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any such reserves as a component of income tax expense. As of and during the year ended December 31, 2020, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

6. Income Taxes (continued)

The Parent's state and local tax returns are currently under audit for the 2016 -2018 tax years. No other federal, state, or local tax returns are currently under audit. The Company does not have unrecognized tax benefits. As of December 31, 2020, the Parent's tax returns are subject to examination by tax authorities for 2017 through 2019. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

7. Regulatory Requirements

TSD is subject to the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) as well as the CFTC's Regulation 1.17 (Regulation 1.17), which specify, among other requirements, minimum net capital requirements for registered broker-dealers. TSD elected to compute its net capital under the alternative method, which requires TSD to maintain minimum net capital, as defined, of the greater of the requirement under Regulation 1.17 of $45,000 and the requirement under Rule 15c3-1 of $1 million. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2020, TSD had net capital of $34.3 million, which was $33.3 million in excess of the required net capital. Under the clearing arrangements with the Clearing Broker, TSD is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2020, TSD was in compliance with all such requirements.

For the year-ended December 31, 2020, the Company only cleared transactions for affiliate broker-dealers.

8. Contingencies

The Company is subject to various pending and potential legal and regulatory proceedings in the ordinary course of business, including litigation, arbitration, claims, investigations, examinations, and other matters, the most significant of which are identified further in this note. These proceedings are inherently uncertain, and accordingly, management cannot predict with certainty the ultimate outcome, including timing of resolution, of these proceedings. Based on the current status of the proceedings, management does not expect these matters to result in a material adverse effect on the Company's financial position; however, an ultimate adverse outcome in one or more of these proceedings could result in substantial charges in the specific

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

8. Contingencies (continued)

time period in which such an outcome occurs. In accordance with the current accounting standards for loss contingencies, TSD establishes reserves for legal matters when it is probable that a loss associated with the matter has been incurred and the amount of the loss can be reasonably estimated. These reserves were not material to the Company's financial position. The actual costs of resolving legal matters may be higher or lower than any amounts reserved for these matters.

In June 2020, the SEC requested the Company to produce documents in relation to the Company's Risk Arbitrage Trading Desk activities for compliance with Regulation ("REG") SHO. REG SHO is a set of rules governing short sale practices. Management currently does not expect the investigation to have a material impact on the Company's financial position; however, the ultimate resolution is subject to uncertainty.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2020, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the FDIC).

Commissions receivable represents amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2020, $615,869 in commissions receivable is concentrated with one Clearing Broker and approximately $9.8 million is concentrated with seven counterparties. In the event counterparties do not fulfill their

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

9. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

obligations, the Company may be exposed to risk. For transactions in which the Clearing Broker extends credit to introduced customers, the Company is contractually liable for amounts defaulted by customers to the Clearing Broker. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company.

As part of its interdealer market riskless principal trading operations, the Company is a party to repurchase and reverse repurchase agreements which are matched on a trade-by-trade basis for maturity, underlying collateral, as well as other significant terms. The Company accounts for these transactions as collateralized financing. Where appropriate under the applicable accounting guidance, these securities financing agreements with the same counterparty and same maturity are reported on a net basis in the Company's statement of financial condition. The following table summarizes the gross amounts of repurchase and reverse repurchase agreements, amounts eligible for offset in accordance with a master netting arrangement with the Fixed Income Clearing Corporation (FICC) and net amounts reported on the statement of financial condition at December 31, 2020:

	Gross amount of recognized assets/liabilities	Gross amount offset in the Statement of Financial Condition	Net amount of assets/liabilities present in the Statement of Financial Condition
Reverse repurchase agreements	$251,196,228,500	$ (251,196,228,500)	$ -
Repurchase agreements	$(251,196,228,500)	$ 251,196,228,500	$-

At December 31, 2020, the majority of the repurchase and reverse repurchase agreements are for U.S. government fixed income debt securities, primarily U.S. Treasury obligations, with non-agency mortgage-backed debt securities being the second largest type of collateral. The majority of these transactions have overnight or other short-term maturity.

Additionally, at December 31, 2020, the Company had approximately $13.5 billion (notional amount) of forward starting reverse repurchase agreements and $13.5 billion (notional amount) of forward staring repurchase agreements with matched principal, maturity, and other significant

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

9. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

terms on a trade-by-trade basis. The Company accounts for these agreements as non-derivative commitments to lend or to borrow. The majority of these agreements were for U.S. government fixed income debt securities and were settled and novated to FICC shortly subsequent to December 31, 2020. The majority of the underlying reverse repurchase and repurchase agreements have short-term maturity.

10. Guarantees

As described in Note 9, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

11. Goodwill

Goodwill of $350,000 is included in other assets on the Statement of Financial Condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

The Company completed its annual impairment analysis of goodwill as of December 31, 2020, and has determined that goodwill has not been impaired.

13. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition were available to be issued and has noted no significant events since the date of the Statement of Financial Condition other than as disclosed below.

Effective January 1, 2021, the Company has converted from a corporation to a single-member limited liability company ("LLC") as part of reorganization of its Parent's Americas Region to achieve operational and tax efficiencies. Following the conversion to an LLC, the Company will no longer be required to include amounts of consolidated current and deferred income taxes in its financial statements in accordance with ASU 2019-12.

Tradition Securities and Derivatives, Inc.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

13. Subsequent Events (continued)

The Company declared and paid a distribution to its Parent of $3,000,000 on February 26, 2021.

The global pandemic, or COVID-19, continues to adversely impact commercial activity, globally and in the United States, and has contributed to significant uncertainty and volatility in financial markets. The outbreak could have a continued adverse impact on economic and market conditions, including business and financial services disruption. The global and United States-specific impact of the outbreak has been rapidly evolving, and fluidity of this situation precludes management from making reliable estimates as to the ultimate adverse impact on the Company's operations, however, it presents significant uncertainty and risk with respect to the Company's future performance and financial results.